Steven R. Jacobs
(210) 978-7727 (Direct Dial)
(210) 242-4650 (Direct Fax)
sjacobs@jw.com

January 29, 2007

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-7010
Attention:	Hugh Fuller
Jeffrey Werbitt

Re:	GlobalSCAPE, Inc.

Registration Statement on Form S-1
Filed December 15, 2006
File Number 333-139401

Forms 10-K and 10-K/A for the year ended December 31, 2005
Filed March 9, 2006 and May 3, 2006

Forms 10-Q for the three months ending March 31, 2006, June 30, 2006 and
September 30, 2006
Amendment to Form 10-Q for the three month period ending
September 30, 2006
File number 0-30617

Dear Mr. Fuller and Mr. Werbitt:

We are writing on behalf of our client, GlobalSCAPE, Inc., in response to the Staff’s comment letter dated January 10, 2007.  For purposes of convenience, we have repeated the Staff’s comments and set forth GlobalSCAPE’s responses below the comment to which they relate:

1.            Form S-1

Where You Can Find More Information, page 23

Please see General Instruction VII(D)(1)(c) to Form S-1 regarding eligibility to use incorporation by reference.  Since it appears that GlobalSCAPE’s common stock fits within the definition of “penny stock” as defined by Rule 3a51-1 of the Securities Exchange Act of 1934, GlobalSCAPE is not eligible to incorporate by reference any required disclosure from filed reports but must include that required information in the text of the prospectus.  Please revise or otherwise advise.

GlobalSCAPE agrees with the Staff’s comment and has revised the Registration Statement accordingly.

2.             Part II

Item 17. Undertakings, page II-4

Item 512(g) of Regulation S-B was recently amended in Release No. 33-8591.  Accordingly, it appears as though the undertakings related to Rule 430B or 430C would be required in your registration statement.  Please revise your undertakings as appropriate or advise.

GlobalSCAPE is not a small business filer. However, in response to the Staff’s comment, the undertaking required by Item 512 (a) (5) has been included in Item 17.

3.             Exhibit 5.1

Opinion of Jackson Walker LLP

The fourth paragraph of this opinion states that the common shares being offered are “duly authorized and legally issued” however only 3,866,720 shares have been issued and the remaining 1,352,000 shares are issuable upon exercise of warrants.  Revise the opinion to reflect the different status of the shares.

Jackson Walker LLP has revised the opinion in accordance with the Staff’s comment.

4.             Forms 10-K and 10-K/A

Item 9A. Controls and Procedures, page 51

We note that management concluded that your “disclosure controls and procedures were not effective as of December 31, 2005, at the reasonable assurance level, because of the error made in the reporting of revenue from maintenance and support.”  Please revise to provide a materially complete description of the material weakness resulting from the error referenced above.  Also, disclose the steps taken to remediate the material weakness.  Your subsequent periodic reports should be revised to reflect similar disclosure.

As discussed by GlobalSCAPE with the Staff, during a test of the financial results for the 1st quarter of 2006 by GlobalSCAPE’s independent auditors, PMB Helin Donovan, LLP (formerly Helin, Donovan, Trubee & Wilkinson, LLP), an order was found where maintenance and support was purchased but no deferred revenue was reflected.  Further testing by GlobalSCAPE personnel found other transactions which were reflected in the same manner resulting in a similar discrepancy.

GlobalSCAPE’s principal executive officer and principal financial officer and other GlobalSCAPE personnel immediately began researching the orders giving rise to the discrepancy to identify the source of the errors made in the reporting of revenue from maintenance and support services.  GlobalSCAPE found that:

•                                          Product pricing and identification information were previously maintained in the product catalog of the order processing system for individual products and bundles of products, or bundles, which became the line items on customer orders and invoices.

•                                          The new product setup process was designed to use a “Products” form to add new software products to the product catalog.  The “Products” form contained logic that automatically designated 100% of the revenue from the sale of the product to be treated as deferred revenue only when the product was classified as “Support” and 0% when the sale was designated as “Product”.  In the case of bundled  products and maintenance, the default could be changed from 100% to the appropriate percentage to reflect the split between maintenance sales and product sales.

•                                          For expediency, product catalog information from existing products (which historically had a either a small or no maintenance and support component) were used as templates to create product catalog entries for new product bundles which have a much more material sales and maintenance component, thus by-passing the “Product” form and its associated edits.

•                                          In the instances discovered by GlobalSCAPE’s evaluation, the template used for several new bundled products was created from a template which did not reflect maintenance (i.e. 0% allocated to deferred revenue).  Therefore, GlobalSCAPE’s sales order process reported an incorrect revenue allocation between maintenance and other sales amounts when it used the template to allocate revenue between maintenance (which leads to deferred revenue being recorded) and software product sales (which have no maintenance component).

GlobalSCAPE discovered this weakness in its disclosure controls in late April 2006, after the filing of its 10-K for 2005, but before the filing of its 10-Q for the quarter ended March 31, 2006.  The resulting error for the 1st quarter of 2006 was found to be roughly $50,000 and was corrected before closing the books for that quarter and before the filing of GlobalSCAPE’s 10-Q for the quarter ended March 31, 2006.  It was further found that the problem had first occurred in the third quarter of 2005, and that the total error in 2005 amounted to $154,000.

GlobalSCAPE corrected the weakness in its controls by developing a new written procedure for accounting for new products which specifies the use of the “products” form which provides for proper allocation between current and deferred revenue.

The level of discrepancy was deemed “not material” by GlobalSCAPE’s independent auditors.  Regardless, GlobalSCAPE’s Board of Directors decided to restate its 2005 financial statements.   All financial reporting for 2006 was not impacted by this weakness.

Furthermore, pursuant to GlobalSCAPE’s discussion with the Staff, GlobalSCAPE is amending its 10-Q for the 3rd quarter of 2006 to disclose the steps which have been taken to remediate the material weakness in response to the Staff’s comment.

5.             We refer you to the immediately preceding comment.  Please revise to disclose who discovered the material weakness to your disclosure controls and procedures, when the material weakness occurred, when the material weakness was discovered and the circumstances that led to the discovery of the material weakness.  Also, please expand your disclosure to discuss any impact this material weakness has had on your financial statements and any restatements that have occurred as a result.  Your subsequent periodic reports should be revised to reflect similar disclosure.

See Item 4 above.  As discussed with the Staff, GlobalSCAPE is today filing an amendment to its 10-Q for  the quarter ended September 30, 2006 in response to the Staff’s comment.

6.             We note that your Chief Executive Officer and Chief Financial Officer certified, in their Rule 13a-14(a) certifications, that based on their knowledge, “the financial statements, and other financial information included in [your filings], fairly present in all material respects  the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in [your reports].”  We also note the disclosure on page 51 that your “management has concluded that the restated consolidated financial statements included in this Annual Report on Form 10-K/A present fairly, in all respects, the financial position, results of operation and cash flows of GlobalSCAPE in conformity with accounting principles generally accepted in the United States of America.”  Given the material weakness discussed in your disclosure, disclose why you believe that the financial statements for the fiscal period covered by your reports “fairly present in all material respects the financial condition, results of operations and cash flows of GlobalSCAPE.”  Your subsequent periodic reports should be revised to reflect similar disclosure.

GlobalSCAPE believes the financial statements “fairly present in all material respects the financial condition, results of operations and cash flows of GlobalSCAPE” because:

•                                          The procedures for adding new products to the product catalog have been reviewed, corrected and documented to provide a clear and accurate description of the process for those who use it.

•                                          The immaterial nature of the adjustment required to be made to its financial statements included in its Form 10-K for the fiscal year ended December 31, 2006,

•                                          GlobalSCAPE’s restatement of its 2005 financial results through the filing of a report on Form 10-K/A, and

•                                          The fact that corrections were made prior to the public disclosure of financial results for GlobalSCAPE’s quarter ended March 31, 2006 and were in place for all subsequent periods.

7.             Form 10-QSB for the period ended March 31, 2006

Item 4. Controls and Procedures, page 17

We note that there were no significant changes in your internal control over financial reporting “except for the aforementioned issue relating to recognition of deferred revenue and the additional changes to the internal controls to address the capturing and reporting of deferred revenue.”  Please revise your disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Also, upon revising your disclosure, please expand your discussion regarding the changes to your internal control over financial reporting.  For example, provide a materially complete description of the changes, when the changes were first undertaken and when the changes will be completed.  Also, your disclosure should identify the party or parties responsible for creating and implementing the referenced initiatives.  Similar revisions should be made to your subsequent quarterly report.

No changes to GlobalSCAPE’s internal control over financial reporting were made during GlobalSCAPE’s quarter ended March 31, 2006.  The new procedure discussed in Item 4 above was developed by GlobalSCAPE in mid-April 2006 and approved by GlobalSCAPE’s independent auditors following testing the procedure.  The procedure was implemented in late April 2006 after its approval by GlobalSCAPE and its testing by GlobalSCAPE’s independent auditors and has been ongoing.   In addition, see Item 4 above.

As discussed with the Staff,  GlobalSCAPE  is today  filing an amendment to its 10-Q for the quarter ended September 30, 2006 in response to the Staff’s comment.

8.             We refer you to the immediately preceding comment.  In particular, we note that you disclose that there have been no “significant changes in [y]our internal control over financial reporting . . . “ (emphasis added).  However, Item 308(c) and

Rule 13a-15(d) requires that the company disclose “any” change in its internal control over financial reporting.  All future reports should reflect changes in your internal control over financial reporting in this manner.  Please confirm your understanding.

GlobalSCAPE confirms its understanding that an amendment to the 10-Q for the 3rd quarter of 2006 is necessary and that future reports will reflect any changes in internal controls over financial reporting accordingly.

GlobalSCAPE has acknowledged to us, and has authorized us to communicate to the Staff, GlobalSCAPE’s acknowledgement, that:

•                                          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (210) 978-7727 or Charles R. Poole at (210) 293-7934, should you have any questions or wish to request additional information regarding this matter.

Very truly yours,

Steven R. Jacobs

SRJ:em